UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

      Dynasil Corporation of America
(Name of Issuer)

      Common Stock, $0.0005 par value
(Title of Class of Securities)

      268102100
(CUSIP Number)

Steven Entine, Co-Trustee
Gerald Entine 1988 Family Trust
6747 Diversity Road
Middleton WI 53562
      608-203-8778

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications

with a copy to:

Ruth Nelson Co-Trustee
48 Hardy Avenue
Watertown MA 02472
      617-924-9007

      December 18, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  _______*

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

1       NAMES OF REPORTING PERSON

Steven Entine

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)_____
(b)   X

3       SEC USE ONLY

4       SOURCE OF FUNDS (see instructions)

OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            ________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	1,396,325 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER	1,396,325 (1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,325

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)          __________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.03% (2)

14       TYPE OF REPORTING PERSON (see instructions)

IN

       (1)        Consists of 1,396,325 shares of Common Stock.
       (2)       All percentage calculations set forth herein assume that there are 17,381,643 shares of Common Stock outstanding, based on information provided by Dynasil Corporation of America.

1       NAMES OF REPORTING PERSON

Ruth Nelson

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)_____
(b)   X

3       SEC USE ONLY

4       SOURCE OF FUNDS (see instructions)

OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            ________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	1,396,325 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER	1,396,325 (1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,325

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)          __________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.03% (2)

14       TYPE OF REPORTING PERSON (see instructions)

IN

       (1)        Consists of 1,396,325 shares of Common Stock.
       (2)       All percentage calculations set forth herein assume that there are 17,381,643 shares of Common Stock outstanding, based on information provided by Dynasil Corporation of America.

1       NAMES OF REPORTING PERSON

Gerald Entine 1988 Family Trust - EIN: 83-6158079

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a)_____
(b)   X

3       SEC USE ONLY

4       SOURCE OF FUNDS (see instructions)

OO

5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                            ________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES	7	SOLE VOTING POWER
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER	1,396,325 (1)
EACH REPORTING	9	SOLE DISPOSITIVE POWER
PERSON WITH	10	SHARED DISPOSITIVE POWER	1,396,325 (1)

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,396,325

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)          __________

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.03% (2)

14       TYPE OF REPORTING PERSON (see instructions)

OO (Trust)

       (1)        Consists of 1,396,325 shares of Common Stock.
       (2)       All percentage calculations set forth herein assume that there are 17,381,643 shares of Common Stock outstanding, based on information provided by Dynasil Corporation of America.

The Statement of Ownership, as amended, filed by Steven Entine on January 16, 2019 with respect to the Gerald Entine 1988 Family Trust's ownership of shares of Common Stock of Dynasil Corporation of America, Inc. ("Dynasil") is hereby amended by restating such statement, as amended, to add or to update the information contained therein.

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.0005 per share (the "Common Stock"), of Dynasil, a Delaware corporation.

The address of the principal executive offices of Dynasil is 313 Washington Street, Suite 403, Newton, Massachusetts 02458.

Item 2. Identity and Background.

  On May 22, 2019, Gerald Entine, the sole Trustee of the Gerald Entine 1988 Family Trust ("Trust"), passed away. Effective June 3, 2018, Steven Entine and Ruth Nelson were appointed Co-Trustees of the Trust. Steven Entine and Ruth Nelson share the power to vote and dispose of the shares held by the Trust. The Trustees have joined in this filing since, under applicable Rules of the Securities Exchange Commission, such powers may cause the Trustees to be deemed beneficial owners of the shares held by the Trust. The Trustees are siblings, but disclaim the existence of any group relationship among the Trustees for purposes of this filing except such relationship as may be deemed to exist by virtue of their status as Co-Trustees. Mr. Entine, Ms. Nelson and the Trust are "Reporting Persons". The Reporting Persons have entered into a Joint Filing Agreement dated January 25, 2019, a copy of which is attached as Exhibit 1 to this Schedule 13D.

  The principal business address of the Trust, Mr. Entine and Ms. Nelson are as follows:

  The Trust and Steven Entine:
  6747 Diversity Road, Middleton, Wisconsin 53562

  Ruth Nelson:
  48 Hardy Avenue, Watertown, Massachusetts 02472

  Dynasil designs, makes, and sells optics, precision instruments, and biomedical technology products, and provides contract research services.

  In July 2008, Dynasil acquired Radiation Monitoring Devices, Inc. ("RMD"). Gerald Entine, the Grantor of the Gerald Entine 1988 Family Trust, was the principal shareholder of RMD.

  No Reporting Person has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

  Neither Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person became subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  Mr. Steven Entine and Ms. Ruth Nelson each is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Ruth Nelson, Co-Trustee of the Gerald Entine 1988 Family Trust, delegated authority to her Co-Trustee, Steven Entine, to have the Trust sell 1,450,000 shares of Dynasil Common Stock on December 14, 2018. The Trust then sold 1,450,000 shares of Dynasil Common Stock. Following this sale, the Trust continues to hold 1,396,325 shares of Dynasil Common Stock, or approximately 8.03% of Dynasil's shares outstanding.

Item 4. Purpose of Transaction.

On May 22, 2018, Gerald Entine, the sole Trustee of the Trust, passed away, and on June 3, 2018, Steven Entine and Ruth Nelson became the Co-Trustees of the Trust. On December 18, 2018, the Trust sold 1,450,000 shares of Dynasil common stock. Following this sale, the Trust continues to hold 1,396,325 shares of Dynasil common stock, or approximately 8.03% of Dynasil's shares outstanding.

On March 20, 2015, Dr. Gerald Entine and the Gerald Entine 1988 Family Trust donated an aggregate of 588,000 shares of Dynasil common stock to educational institutions in the Boston area. Following these donations, Dr. Entine's family trust continues to hold 2,846,325 shares of Dynasil common stock, or approximately 17.33% of Dynasil's shares outstanding.

On February 27, 2012, the Dr. Gerald Entine and the Gerald Entine 1988 Family Trust and certain trusts of which the beneficiaries were his family members for whom he acted, exercised a put right to require the repurchase of a total of 928,773 shares of Dynasil common stock held by the Reporting Person and his family members for an aggregate purchase price of $1,857,546. This put right originated from Dynasil's acquisition of RMD in July 2008 and is set forth in the Asset Purchase Agreement dated July 1, 2008 by and among Dynasil, RMD Instruments Corp., RMD Instruments, LLC and Gerald Entine 1988 Family Trust and the other parties named therein. According to the terms of the put right, to the extent that Dynasil did not pay cash for these shares, Dynasil had issue to the Reporting Person a promissory note in payment of the remaining purchase price not paid in cash.

Dynasil determined to pay the entire aggregate purchase price by issuing to the Reporting Person and his family members three separate promissory notes in the aggregate principal amount of $1,857,546 in accordance with put right. The closing of the transaction occurred on June 7, 2012 and was reported by Dynasil on Form 8-K on June 8, 2012.

Item 5. Interest in Securities of the Issuer.

  As of the date of this report, the Trust owns an aggregate of 1,396,325 shares of Common Stock.

  These 1,396,325 shares of Common Stock represent 8.03% of the Common Stock issued and outstanding, based on 17,381,643 shares of Common Stock outstanding, based on information provided by Dynasil.

  Neither Steven Entine nor Ruth Nelson beneficially own shares of Dynasil other than the shares of the Trust for which they serve as Co-Trustees.

  Steven Entine and Ruth Nelson share the power to vote the shares of Common Stock, to dispose of the shares of Common Stock, and share the right to receive or power to direct the receipt of dividends from or the proceeds from the sale of the common Stock held by the Reporting Person.

  During the 60 days immediately preceding the date of this report, all transactions involving the Reporting Person in a manner affecting the securities of Dynasil have been described in Items 3 and 4 above.

  Ruth Nelson, Co-Trustee of the Trust, shares the right to receive or power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock held by the Reporting Person.

  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

All contracts, arrangements, understandings and relationships relating to the Reporting Person with respect to the securities of Dynasil are described above in this Schedule 13D.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 -- Joint Filing Agreement

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2019

Gerald Entine 1988 Family Trust

       By:             /s/ Steven Entine
            Steven Entine, in his capacity as Trustee

       By:             /s/ Ruth Nelson
            Ruth Nelson, in her capacity as Trustee

                              /s/ Steven Entine
            Steven Entine, in his personal capacity

                              /s/ Ruth Nelson
            Ruth Nelson, in her personal capacity